UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

MCBC Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55276F107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Wayzata Investment Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,717,149

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,717,149

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,717,149

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 54.0%

12	Type of Reporting Person OO

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Patrick J. Halloran

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,717,149

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,717,149

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,717,149

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 54.0%

12	Type of Reporting Person IN

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Wayzata Opportunities Fund II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,126,557

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,126,557

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,126,557

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 45.1%

12	Type of Reporting Person PN

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Wayzata Opportunities Fund Offshore II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,035,344

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,035,344

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,035,344

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.8%

12	Type of Reporting Person PN

CUSIP No. 55276F107		Schedule 13G

1	Names of Reporting Persons Wayzata Recovery Fund, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 555,248

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 555,248

9	Aggregate Amount Beneficially Owned by Each Reporting Person 555,248

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.1%

12	Type of Reporting Person OO

CUSIP No. 55276F107	Schedule 13G

Item 1.
	(a)	Name of Issuer: MCBC Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 100 Cherokee Cove Drive, Vonore, TN 37855

Item 2.
(a)

Name of Person Filing:
This statement is filed by:

(i)    Wayzata Investment Partners LLC (the “Investment Manager”);

(ii)   Patrick J. Halloran, an individual (“Mr. Halloran”);

(iii)  Wayzata Opportunities Fund II, L.P. (“WOF II”);

(iv)  Wayzata Opportunities Fund Offshore II, L.P. (“WOFO II”; and

(v)   Wayzata Recovery Fund, LLC (“WZRF”, and, together with WOF II and WOFO II, the “Wayzata Funds”)

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

	(b)	Address or Principal Business Office: The business address of each of the Reporting Persons is 701 East Lake Street, Suite 300, Wayzata MN 55391.
(c)

Citizenship of each Reporting Person is:

The Investment Manager and WZRF are limited liability companies organized under the laws of the State of Delaware. WOF II is a limited partnership organized under the laws of the State of Delaware. WOFO II is a limited partnership organized under the laws of the Cayman Islands. Mr. Halloran is a United States citizen.

	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)
	(e)	CUSIP Number: 55276F107

Item 3.
Not applicable.

CUSIP No. 55276F107	Schedule 13G

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2015, based upon 17,999,241 shares of the Issuer’s Common Stock outstanding as of November 2, 2015.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Wayzata Investment Partners LLC	9,717,149	54.0%	0	9,717,149	0	9,717,149
Patrick J. Halloran	9,717,149	54.0%	0	9,717,149	0	9,717,149
Wayzata Opportunities Fund II, L.P.	8,126,557	45.1%	0	8,126,557	0	8,126,557
Wayzata Opportunities Fund Offshore II, L.P.	1,035,344	5.8%	0	1,035,344	0	1,035,344
Wayzata Recovery Fund, LLC	555,248	3.1%	0	555,248	0	555,248

WOF II, WOFO II and WZRF are the record holders of 8,126,557, 1,035,344 and 555,248 shares of Common Stock, respectively. Mr. Halloran serves as the manager of the Investment Manager, which is the investment adviser to each of the Wayzata Funds. As a result, each of the Investment Manager and Mr. Halloran may be deemed to be the beneficial owner of the securities held of record by the Wayzata Funds.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Stock owned by another Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 55276F107	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 16, 2016

WAYZATA INVESTMENT PARTNERS LLC

By:	/s/ Patrick J. Halloran
Name:	Patrick J. Halloran
Title:	Manager

PATRICK J. HALLORAN

By:	/s/ Patrick J. Halloran
Name:	Patrick J. Halloran

WAYZATA OPPORTUNITIES FUND II, L.P.
By: WOF II GP, L.P., its General Partner
By: WOF II GP, LLC, its General Partner

By:	/s/ Patrick J. Halloran
Name:	Patrick J. Halloran
Title:	Authorized Signatory

WAYZATA OPPORTUNITIES FUND OFFSHORE II, L.P.
By: Wayzata Offshore GP II, LLC, its General Partner

By:	/s/ Patrick J. Halloran
Name:	Patrick J. Halloran
Title:	Authorized Signatory

WAYZATA RECOVERY FUND, LLC
By: Wayzata Investment Partners LLC, its Manager

By:	/s/ Patrick J. Halloran
Name:	Patrick J. Halloran
Title:	Manager

CUSIP No. 55276F107	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement